SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 9, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: August 9, 2001           Mr. Gerry A. Racicot
                                     President

                    [Letterhead of Eiger Technology, Inc.]

            Eiger Technology completes acquisition of Onlinetel Inc.

Toronto, Ontario - August 9, 2001 - Eiger Technology, Inc. ("Eiger") (TSE:AXA, NASDAQ:ETIFF) today announced, pursuant to the press release dated July 4th 2001, that it has completed its acquisition of Onlinetel Inc, a privately held Voice over Internet Protocol (VoIP) company with various I.P. based voice services including broadband business connectivity, wholesale VoIP termination and Canada's first I.P. based 10-10 dial around service, which is expected to launch in October of 2001.

Eiger has acquired 63.93% of the shares of Onlinetel through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law) which translated, allows Eiger to force full acceptance of the plan of exchange to the remaining 36.03% of Onlinetel shareholders. Onlinetel has commitments totaling 95.5% from its shareholder base of 57, with final signatures expected over the next 30 days. Upon receipt of the share exchange documents, Eiger will issue 1,800,000 shares on a pro rata basis for 100% of the shares of Onlinetel.

As consideration for the acquisition of Onlinetel, Eiger will issue a maximum of 9,000,000 common shares which shall be comprised of 1,800,000 shares to the former shareholders of Onlinetel and up to an additional 7,200,000 shares pursuant to an earn out provision totaling 1,800,000 shares per year, over a period of four years, with extension provisions for an additional period of four years, based on Onlinetel's ability to meet the following operating benchmarks:

                      -------------------- --------------------- --------------------- ---------------------
                      2002                 2003                  2004                  2005
     ---------------- -------------------- --------------------- --------------------- ---------------------
     Revenue          $19,083,488          $37,347,766           $50,849,180           $59,867,184
     ---------------- -------------------- --------------------- --------------------- ---------------------
     Net Income       $2,442,015           $6,212,532            $9,352,747            $13,848,741
     ---------------- -------------------- --------------------- --------------------- ---------------------

A finders fee will additionally be paid by Eiger of 5% of the original 1,800,000 shares and 5% of any and all earned out shares if and when they are issued pursuant to the agreement.

The acquisition of Onlinetel demonstrates Eiger's ability to enhance shareholder value by both growing and diversifying its revenue and earnings base through strategic acquisition despite a slowdown in both the overall economy and technology sector. "We are particularly pleased with this acquisition because Onlinetel meets all of the previously stated criteria of our acquisition strategy" said Gerry Racicot, president of Eiger.

1. With annualized revenue of over $1 million and strong growth prospects, Onlinetel is immediately additive to sales.

2. Onlinetel has the potential to both garner manufacturing contracts to Eiger Net and provide a natural distribution channel for Eiger Net's DSL modem as Onlinetel expands their telecommunications services across North America.

3. By delivering state of the art Voice over Internet Protocol (VoIP) communication services, Onlinetel is involved in the technology trend of the internet and the convergence of the internet with existing voice networks.

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Through its Onlinetel, Eiger Net and K-Tronik facilities, Eiger provides Voice over Internet Protocol (VoIP) communication services to residential and corporate customers, and manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's website at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact: Roland P. Austrup, Vice-President, Eiger Technology, Inc. (416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.